FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO. 333-190588

PHILLIPS EDISON GROCERY CENTER REIT II, INC.
SUPPLEMENT NO. 5 DATED JULY 6, 2015
TO THE PROSPECTUS DATED NOVEMBER 25, 2013

This prospectus supplement, or this Supplement No. 5, is part of the prospectus of Phillips Edison Grocery Center REIT II, Inc., or the Company, dated November 25, 2013, or the Prospectus, as supplemented by Supplement No. 1 dated April 17, 2015 (which superseded and replaced all prior supplements), Supplement No. 2 dated May 11, 2015, Supplement No. 3 dated May 28, 2015, and Supplement No. 4 dated June 15, 2015. This Supplement No. 5 replaces, supplements, modifies and supersedes certain information contained in the Prospectus and Supplement Nos. 1 through 4. Unless the context suggests otherwise, the terms “we” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries. The purposes of this Supplement No. 5 are to provide an update on the status of the offering and information regarding the acquisition of three properties.

Status of the Offering

We commenced our initial public offering on November 25, 2013, pursuant to which we are offering up to 80,000,000 shares of our common stock, par value $0.01 per share, in our primary offering at $25.00 per share, with discounts available for certain categories of purchasers, and up to 20,000,000 shares of our common stock pursuant to our distribution reinvestment plan initially at $23.75 per share. As of June 30, 2015, we had raised aggregate gross offering proceeds of approximately $950.1 million from the sale of approximately 38.3 million shares in our initial public offering, including shares sold under our distribution reinvestment plan.

Property Acquisition

Central Valley Marketplace

On June 29, 2015, we purchased, through an indirect wholly-owned subsidiary, a fee simple interest in a grocery-anchored shopping center containing 81,897 rentable square feet located on approximately 7.7 acres of land in Ceres, California (“Central Valley Marketplace”) for approximately $21.0 million, exclusive of closing costs. In connection with the acquisition of Central Valley Marketplace, we paid our Advisor Entities an acquisition fee of $209,500 as is stipulated under our advisory agreement and which is equal to 1% of the contract purchase price of Central Valley Marketplace (exclusive of acquisition fees and financing coordination fees). We funded the purchase price with proceeds from this ongoing initial public offering. Central Valley Marketplace was purchased from Palo Alto Bayshore Investors, LLC, a California limited liability company, which is not affiliated with us, our advisor or our sub-advisor.

At the time of acquisition, Central Valley Marketplace was 100% leased to 15 tenants. Food 4 Less, a market-leading grocery store chain, occupies 59,809 rentable square feet at Central Valley Marketplace. Based on the current condition of Central Valley Marketplace, we do not believe that it will be necessary to make any significant renovations or improvements to the property. We also believe that Central Valley Marketplace is adequately insured.

Crossroads Towne Center

On June 30, 2015, we purchased, through an indirect wholly-owned subsidiary, a fee simple interest in a grocery-anchored shopping center containing 102,275 rentable square feet located on approximately 9.6 acres of land in Howell, Michigan (“Crossroads Towne Center”) for approximately $8.0 million, exclusive of closing costs. In connection with the acquisition of Crossroads Towne Center, we paid our Advisor Entities an acquisition fee of $80,000 as is stipulated under our advisory agreement and which is equal to 1% of the contract purchase price of Crossroads Towne Center (exclusive of acquisition fees and financing coordination fees). We funded the purchase price with proceeds from this ongoing initial public offering. Crossroads Towne Center was purchased from Viking Partners CTC, LLC, an Ohio limited liability company, which is not affiliated with us, our advisor or our sub-advisor.

At the time of acquisition, Crossroads Towne Center was 88.5% leased to 18 tenants. Kroger, a national market-leading grocery store chain, occupies 58,830 rentable square feet at Crossroads Towne Center. Based on the current condition of Crossroads Towne Center, we do not believe that it will be necessary to make any significant renovations or improvements to the property. We also believe that Crossroads Towne Center is adequately insured.

Highlands Plaza

On July 1, 2015, we purchased, through an indirect wholly-owned subsidiary, a fee simple interest in a grocery-anchored shopping center containing 112,869 rentable square feet located on approximately 16.0 acres of land in Easton, Massachusetts (“Highlands Plaza”) for approximately $22.5 million, exclusive of closing costs. In connection with the acquisition of Highlands Plaza, we paid our Advisor Entities an acquisition fee of $226,000 as is stipulated under our advisory agreement and which is equal to 1% of the contract purchase price of Highlands Plaza (exclusive of acquisition fees and financing coordination fees). We funded the purchase price with proceeds from this ongoing initial public offering. Highlands Plaza was purchased from Highlands Plaza, LLC, a Delaware limited liability company, and Highlands Plaza II, LLC, a Delaware limited liability company, which are not affiliated with us, our advisor or our sub-advisor.

At the time of acquisition, Highlands Plaza was 92.2% leased to ten tenants. Hannaford, a market-leading grocery store chain, occupies 56,519 rentable square feet at Highlands Plaza. Based on the current condition of Highlands Plaza, we do not believe that it will be necessary to make any significant renovations or improvements to the property. We also believe that Highlands Plaza is adequately insured.